Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

July 22, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Ltd. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015

This is to inform that the Nomination, Governance and Compensation Committee of the Board of Directors of the Company vide resolution by circulation dated July 22, 2026, has approved the grant of stock options to the eligible employee under the Employees Stock Option Schemes of the Company:

Sl. No.	Type of Option(s)	Number of options granted	Value	Exercise Price per share	ESOP Scheme
1	Indian Stock Options	15,933	Fair Market Value	Rs. 1,206/-	Dr. Reddy’s Employees Stock Option Scheme, 2018

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K. Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

BRIEF DETAILS ON THE GRANT OF STOCK OPTIONS

(Pursuant to SEBI Master Circular No. HO/49/14/14(7)2025‐CFD‐POD2/I/3762/2026

 dated January 30, 2026)

S.No	Particulars	Details
1.	Brief details of options granted	Grant of 15,933 stock options under Dr. Reddy’s Employees Stock Option Scheme, 2018, to the eligible employee of the Company.
2.	Whether the scheme is in terms of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 (if applicable)	Yes
3.	Total number of shares covered by these options	15,933
4.	~~Pricing formula/ Exercise Price~~ / Grant Price	Rs. 1,206/- per stock option
5.	Options vested / vesting schedule	100% vesting at the end of 3 years
6.	Time within which option may be exercised	According to respective vesting schedule
7.	Brief details of significant terms	Stock options granted are governed under the Dr. Reddy’s Employees Stock Option Scheme, 2018, which is administered and implemented by the Nomination, Governance & Compensation Committee
8.	Options exercised	Not Applicable
9.	Money realized by exercise of options
10.	The total number of shares arising as a result of exercise of option
11.	Options lapsed
12.	Variation of terms of options
13.	Subsequent changes or cancellation or exercise of such options
14.	Diluted earnings per share pursuant to issue of equity shares on exercise of options